UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CRYO-CELL INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

CRYO-CELL INTERNATIONAL, INC.

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

228895108

(CUSIP Number of Class of Securities)

Mr. David I. Portnoy

Chairman of the Board and

Co-Chief Executive Officer

Cryo-Cell International, Inc.

700 Brooker Creek Blvd.

Oldsmar, Florida 34677

(813) 749-2100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Paul R. Lynch, Esquire

Shumaker, Loop & Kendrick, LLP

101 E. Kennedy Blvd, Suite 2800

Tampa, FL 33602

Telephone: (813) 229-7600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,437,500	$283.24

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 750,000 shares of common stock at a price of $3.25 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for fiscal year 2015, and equals $116.20 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                                                 Filing Party: N/A

Form or Registration No.: N/A                                                                Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Cryo-Cell International, Inc., a Delaware corporation (“Cryo-Cell,” “we,” “us” or “our”), to purchase for cash up to 750,000 shares of its common stock, par value $0.01 per share, at a price of $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The tender offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated June 30, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, together constitute the tender offer.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below. All capitalized terms used and not defined herein shall have the same meanings as in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address: The name of the issuer is Cryo-Cell International, Inc. The address of Cryo-Cell International, Inc.’s principal executive office is 700 Brooker Creek Blvd., Oldsmar, Florida 34677, and its telephone number is (813) 749-2100.

(b) Securities: The information set forth on the cover page of the Offer to Purchase, in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address: This Schedule TO is filed by Cryo-Cell International, Inc., the subject company. Cryo-Cell’s business address and telephone number are set forth in Item 2 above. The information set forth in Section 10 (“Certain Information Concerning Cryo-Cell”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms: The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Tender Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“U.S. Federal Income Tax Consequences”), “Section 14 (“Extension of the Tender Offer; Termination; Amendment”) and in the Letter of Transmittal is incorporated herein by reference.

(b) Purchases: The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals”), Section 3 (“Procedures for Tendering Shares”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 7 (“Conditions of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership: The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable, in accordance with Instruction 2 to Item 10 of Schedule TO. The financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the tender offer is not subject to any financing condition; and (3) Cryo-Cell is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals”), Section 10 (“Certain Information Concerning Cryo-Cell”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information: The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

See Exhibit Index, which is incorporated herein by reference, following the signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cryo-Cell International, Inc.

By:	/s/ David I. Portnoy
	Name:	David I. Portnoy
	Title:	Chairman and Co-Chief Executive Officer

Dated: June 30, 2015

EXHIBIT INDEX

The following documents are filed as part of this report. Those exhibits previously filed and incorporated herein by reference are identified below. Exhibits not required for this report have been omitted. Cryo-Cell’s Commission file number is 000-23386.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 30, 2015.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press release dated June 30, 2015, announcing the commencement of the offer.

(b)	None

(d)(1)	2000 Stock Incentive Plan(1)

(d)(2)	Amendment to 2000 Stock Incentive Plan dated April 6, 2004 (1)

(d)(3)	Amendment to 2000 Stock Incentive Plan dated August 14, 2008 (1)

(d)(4)	Form of Incentive Stock Option Agreement under 2000 Stock Incentive Plan (2)

(d)(5)	2006 Stock Incentive Plan (3)

(d)(6)	Form of Incentive Stock Option Agreement under 2006 Stock Incentive Plan

(d)(7)	2012 Equity Incentive Plan(4)

(d)(8)	2012 Equity Incentive Plan Non-Qualified Stock Option Agreement with David I. Portnoy, dated December 1, 2011

(d)(9)	2012 Equity Incentive Plan Non-Qualified Stock Option Agreement with David I. Portnoy, dated December 1, 2011

(d)(10)	Employment Agreement with Jill M. Taymans dated November 1, 2005 (2)

(d)(11)	Amendment dated July 18, 2008, amending Employment Agreement with Jill M. Taymans, dated November 1, 2005 (5)

(d)(12) (d)(13) (d)(14) (d)(15)

Employment Agreement with Oleg Mikulinsky dated March 5, 2012 (6)

Amendment dated May 1, 2013, amending Employment Agreement with Oleg Mikulinsky dated March 5, 2012 (7)

Employment Agreement with David Portnoy dated December 1, 2013 (8)

Employment Agreement with Mark Portnoy dated December 1, 2013 (8)

(d)(16)	Certificate of Designation of Series A Junior Participating Preferred Stock of Cryo-Cell International, Inc., filed with the Secretary of State of the State of Delaware on December 2, 2014 (9)

(d)(17)	Rights Agreement, dated as of December 5, 2014, between Cryo-Cell International, Inc. and Continental Stock and Transfer Trust, as Rights Agent (9)

(g)	None

(h)	None

(1)	Incorporated by reference to Cryo-Cell’s Annual Report on Form 10-KSB for the year ended November 30, 2008.

(2)	Incorporated by reference to Cryo-Cell’s Annual Report on Form 10-KSB for the year ended November 30, 2005.

(3)	Incorporated by reference to Annex B to the Definitive Proxy Statement filed June 1, 2006.

(4)	Incorporated by reference to Appendix B to the Definitive Revised Proxy Statement filed on June 21, 2012.

(5)	Incorporated by reference to Cryo-Cell’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008.

(6)	Incorporated by reference to Cryo-Cell’s Current Report on Form 8-K filed on March 9, 2012.

(7)	Incorporated by reference to Cryo-Cell’s Current Report on Form 8-K filed on May 6, 2013.

(8)	Incorporated by reference to Cryo-Cell’s Current Report on Form 8-K filed on February 27, 2014.

(9)	Incorporated by reference to Cryo-Cell’s Current Report on Form 8-K filed on December 3, 2014.

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